UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

SANDRIDGE PERMIAN TRUST

(Name of Issuer)

Common Units of Beneficial Interest

(Title of Class of Securities)

80007A102

(CUSIP Number)

Dickie D. Hunter

President

Montare Resources I, LLC

400 East Las Colinas Blvd., Suite 680

Irving, Texas 75039

(214) 676-4434

with a copy to:

Janice V. Sharry, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 18, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 80007A102

1.	Names of Reporting Persons Montare Resources I, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,056,912 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,056,912 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,056,912 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.6% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Montare and Avalon Energy may be deemed part of a group within the meaning of Section 13(d) of the Act as a result of the transactions previously described in Item 4 and as otherwise described herein. Based on information provided by Avalon Energy, if they are deemed to be a “group,” Montare believes that Avalon Energy and Montare may be deemed to collectively beneficially own in the aggregate 18,181,912 Common Units of the Issuer, representing approximately 34.6% of the 52,500,000 Common Units outstanding as of May 12, 2021 pursuant to the Issuer’s Quarterly Report 10-Q for the quarterly period ended March 31, 2021 filed with the Commission on May 14, 2021. The Common Units listed as beneficially owned by Montare exclude those Common Units held by Avalon Energy, as to which Montare disclaims beneficial ownership. The filing of this Schedule 13D shall not be construed as an admission that Montare is, for purposes of Section 13(d) of the Act, a group with Avalon Energy or any other holder of Common Units.

This Amendment to Schedule 13D (as amended, this “Schedule 13D”) relates to Common Units of Beneficial Interest (“Common Units”) of SandRidge Permian Trust, a Delaware statutory trust (the “Issuer” or the “Trust”). This Schedule 13D amends the Schedule 13D previously filed with the Securities and Exchange Commission (the “Commission”) on August 27, 2020, as amended by Amendment No. 2 (Amendment No. 1 for Montare) thereto filed with the Commission on August 28, 2020, Amendment No. 3 (Amendment No. 2 for Montare) thereto filed with the Commission on September 8, 2020 and Amendment No. 4 (Amendment No. 3 for Montare) thereto filed with the Commission on September 11, 2020, by Avalon Energy and Montare, Amendment No. 4 with respect thereto filed with the Commission on September 28, 2020 by Montare, Amendment No. 5 with respect thereto filed with the Commission on October 2, 2020 by Montare, Amendment No. 5 (Amendment No. 6 for Montare) filed with the Commission on November 20, 2020 by Avalon Energy and Montare, Amendment No. 7 with respect thereto filed with the Commission on December 3, 2020 by Montare and Amendment No. 8 with respect thereto filed with the Commission on December 31, 2020 by Montare by furnishing the information set forth below. Except as otherwise specified in this Schedule 13D, all previous Items of the Schedule 13D previously filed with the Commission are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D previously filed with the Commission.

Montare and Avalon Energy may be deemed a group for the purposes of Section 13(d)(3) of the Act as a result of the transactions previously described in Item 4 and as otherwise described herein. Based on information provided by Avalon Energy, if they are deemed to be a “group,” Montare believes that Avalon Energy and Montare may be deemed to collectively beneficially own in the aggregate 18,181,912 Common Units of the Issuer, or 34.6% of the Common Units as of the date of this Schedule 13D. Montare expressly disclaims beneficial ownership of any securities beneficially owned or acquired by Avalon Energy or any other holder of Common Units.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

“On June 18, 2021, Montare entered into a Purchase and Sale agreement (the “Purchase Agreement”) with the Issuer, whereby Montare purchased all of the overriding royalty interests held by the Issuer, effective as of July 1, 2021, for a total purchase price of $6,000,000.00. The foregoing description of the Purchase Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which is filed as Exhibit 99.2 to this Schedule 13D and is incorporated by reference herein.

On June 24, 2021, Montare also entered into an Assignment Agreement (the “Assignment”), effective as of June 30, 2021, pursuant to which Montare purchased and assumed from the Issuer for an agreed consideration of $3,160,136.00, all of the Issuer’s rights and obligations under that certain Repayment Agreement, dated as of March 1, 2021, between Avalon Energy and the Issuer (the “Repayment Agreement”) whereby Avalon Energy previously agreed to pay the Issuer certain amounts owed. Pursuant to the Assignment, Avalon Energy must make all remaining payments with respect to the Repayment Agreement to Montare. The foregoing description of the Assignment is qualified in its entirety by reference to the full text of the Assignment, a copy of which is filed as Exhibit 99.3 to this Schedule 13D and is incorporated by reference herein. Please also see the Issuer’s Form 8-K filed on June 24, 2021 and incorporated herein by reference.

With the consummation of the Purchase Agreement and the Assignment, and the winding-up of the Issuer, Montare expects that the Contribution Transaction should be consummated in the near future pursuant to the terms of the Contribution and Support Agreement, as the same may be amended to reflect, among other items, the Assignment referenced herein. The consummation of the Contribution Transaction remains subject to certain conditions. It is also contemplated that prior to the consummation of the Contribution Agreement, Montare may purchase the remaining obligations owing by Avalon Energy to Washington Federal, Avalon Energy’s lender.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

“The information set forth in Item 4 of this Schedule 13D is incorporated by reference into this Item 6.”

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended and supplemented as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1	Press Release (incorporated by reference to Exhibit 99.2 to Amendment No. 1 to the Schedule 13D/A filed by Avalon Energy, LLC with the Securities and Exchange Commission on August 27, 2020).

99.2	Purchase and Sale Agreement, dated June 18, 2021, by and between SandRidge Permian Trust and Montare Resources I, LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 24, 2021).

99.3	Assignment Agreement, dated as of June 24, 2021, by and among SandRidge Permian Trust, Montare Resources I, LLC and Avalon Energy, LLC (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 24, 2021).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 24, 2021

MONTARE RESOURCES I, LLC

By:	/s/ Dickie D. Hunter
Name:	Dickie D. Hunter
Title:	President